November 9, 2020

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549
Attn.: Stacie Gorman, Esq.
          Office of Real Estate and Construction

Re:
HF Enterprises Inc.
  Amendment No. 5 to Form S-1
  Filed November 9, 2020
  File No. 333-235693

Ladies and Gentlemen:

On behalf of HF Enterprises Inc., a Delaware corporation (the “Company”), we are hereby filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, one complete copy of the Company’s Amendment No. 5 to Registration Statement on Form S-1 (the “Amendment”), for the registration of shares of the Company’s common stock.

The Amendment is revised solely to replace WestPark Capital Inc. with Aegis Capital Corp. as the representative of the underwriters and make conforming changes to the underwriting agreement.

Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to Michael Gershon, the Company’s Chief Legal Officer (tel.: (301) 971-3944), or to me (tel.: (212) 930-9700).

Very truly yours,

/s/ Darrin M. Ocasio
Darrin M. Ocasio
cc: Michael Gershon

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